Exhibit 21

SUBSIDIARIES OF ZYNEX, INC.

Name	Jurisdiction
Zynex Medical, Inc.	Colorado
Zynex Monitoring Solutions, Inc.	Colorado
Zynex NeuroDiagnostics, Inc.	Colorado
Kestrel Labs, Inc.	Colorado